Contact

www.linkedin.com/in/alastair-james-b3529116 (LinkedIn)

Alastair James

COO at Bud Love
Fort Worth, Texas, United States

Summary

I have a broad set of skills and interests that has helped me flourish in a diverse range of experiences in various countries around the world. In terms of time spent, the majority of my career has been in banking in both London and New York, though I have also enjoyed applying my skills to successful startup ventures. Whether working in one of the largest banks in the world or building a business from scratch, to me the key ingredient is people and specifically how to get a group of people to work together most effectively. With a good team all pulling in the same direction there's no limit to what can be achieved.

I was born and raised in Singapore, went to school in Dorset and then Cambridge in the UK and have lived and worked in London and New York. I am now living in Fort Worth, Texas with my wife and two kids where I am making the most of the benign winters to train for my latest hobby - running marathons.

Experience

Bud Love

COO
April 2022 - Present (3 years 1 month)
Fort Worth, Texas, United States

Bud Love is the world's first (and legal) mixer for cannabis, like the mixer in a cocktail. Bud Love's proprietary formulated blends allow customers to craft a happier, smoother, and more personalized experience. Bud Love is made from natural ingredients and contains no cannabis, THC or nicotine. It's available to purchase in US dispensaries and smoke shops, as well as online.

Creo

Executive Director at Creo
April 2017 - Present (8 years 1 month)
Fort Worth, Texas, United States

UniCredit
Managing Director
July 2002 - January 2017 (14 years 7 months)
London and New York

I joined UniCredit in New York following a capital adequacy project for the Treasurer. My role quickly expanded into managing a team of business analysts and IT professionals charged with developing the tools to facilitate the bank's trading function. UniCredit sponsored me through an MBA at Columbia and then transferred me to London where I took the role of business manager of the global Rates business – a $500m+ trading operation.

Netrisk
Vice President
July 1999 - July 2002 (3 years 1 month)
London and New York

Netrisk was a startup formed by former Bankers Trust executives bringing together the latest risk management techniques with the technological connectivity from the emerging internet. I joined Netrisk as a risk management expert to help them develop an online tool that allowed investors to aggregate risk across multiple hedge fund investments. Netrisk hired me in London then subsequently transferred me to New York.

Citibank
Vice President
July 1993 - December 1998 (5 years 6 months)
London

I joined Citibank right out of college into the interest rate derivatives business as an analyst. I developed some risk management techniques for non-linear risk portfolios and became the youngest member of the Risk Management team with responsibility for all the derivatives business in London. I then joined the currency options trading team at a time when Citibank was the largest currency trading house in the world.

Education

University of Cambridge
BA, Architecture · (1990 - 1993)

Columbia Business School
Executive MBA · (2005 - 2007)